UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

March 4, 2009

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file

annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the

information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: March 4, 2009	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer

France Telecom
2008 results

Didier Lombard, Chairman & CEO
Gervais Pellissier, Deputy CEO - CFO

March 4th 2009

france telecom


orange

cautionary statement

- this presentation contains forward-looking statements about France Telecom's business, in particular for 2009. Although France Telecom believes these statements are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among others, overall trends in the economy in general and in France Telecom's markets, the effectiveness of the integrated operator strategy including the success and market acceptance of the Orange brand and other strategic, operating and financial initiatives, France Telecom's ability to adapt to the ongoing transformation of the telecommunications industry, regulatory developments and constraints, as well as the outcome of legal proceedings and the risks and uncertainties related to international operations and exchange rate fluctuations.

- more detailed information on the potential risks that could affect France Telecom's financial results can be found in the Registration Document filed with the French Autorité des Marchés Financiers and in the Form 20-F filed with the U.S. Securities and Exchange Commission. Except to the extent required by law, France Telecom does not undertake any obligation to update forward-looking statements.

agenda

1 FY08 Group highlights

2 FY08 results

3 performance by business

4 outlook & cash policy

2008 key financial figures
objectives fully achieved

in millions of euros	2007 CB	2008 actual	var. comp basis	guidance
revenues	51,970	53,488	+2.9%	in line with market trend
GOM	18,866	19,399	+2.8%	stabilization
in % of rev.	*36.3%*	*36.3%*	-	
CAPEX	7,012	6,867	-2.1%	around 13%
in % of rev.	*13.5%*	*12.8%*	*-0.7pt*	
organic cash flow	7,818	8,016	+2.5%	> €7.8bn
net debt / GOM ratio	1,99*	1,85*	-0.14	< 2
net result group share				
• published	6,300	4,069	- 35.4%	
• in comparable terms**	4,561	5,181	+13,6%	

* net debt / EBITDA at 1.99 in 07 and 1.96 in 08, ** see definition page 17

2008 key operational KPIs
sustained customer base growth, boosted by mobile broadband and triple play offers

Group customers*


in millions
+7%
170
55
115
182
59
123
2007
2008
Orange branded cust.
non branded

Group mobile customers*


in millions
+11%
110
94
16
+70%
122
95
27
2007
2008
broadband mobile customers

ADSL Group accesses in Europe*


in thousands
+9% yoy
11,658
12,716
52%
41%
11%
61% Livebox
51% VoIP
16% IPTV
2007
2008

insight

- +7% new customers at 182m clients
  - of which 67% Orange branded (rebranding in Mauritius, Kenya…)
- mobile broadband customers +70%
  - o/w 18,6m of 3G customers
- ongoing strong success of Livebox
  - take-off of VoIP and IPTV users
- "Internet & Business EveryWhere" development with 1.9m clients (x2 yoy)

* actual basis

2008 key events
more efficiency, services and content

2008

core business
- successful tariff repositioning in France (Origami) and in the UK (Animal offers)
- 100% triple play coverage thanks to the satellite offer in France (july)
- 3 play offer promotion in Spain
- fiber pre-deployment phase and agreement with SFR & Numericable
- international launch of 3G iPhone (july)

efficiency & performance
- network sharing agreement with VOD in Spain and in the UK
- reshaping of distribution in the UK (22 new stores and 98 refurbishments)
- launch of branded and franchises shops in Spain (july)

content & new services
- launch of Orange Foot (august)
- partnerships with Etisalat, Nokia
- connected hospital solution implemented in 3 towns in France
- 6 cinema / series TV channels in November for 12€ / month
- m-payment in Ivory Coast

footprint expansion
- new operations in Kenya, Niger and Guinea
- acquisition of Cityvox
- licences in Uganda & Armenia

group revenue growth continued to be resilient in 4Q



Group quarterly revenue organic growth
in %
group organic growth
composite weighted GDP growth on Orange footprint
3.7%
4.1%
2.3%
1.7%
3.2%
2.5%
1.3%
0.2%
1Q08
2Q08
3Q08
4Q08

insight

- in difficult environment, telco sector resilient and outperforming GDP growth
- FT group being one of the best performers in the sector
- 4Q slowdown in revenue trend in UK & Spain
- specific elements impacting revenue growth in 2H
  - end of subscription fee increase
  - regulatory price cuts
  - Chatel law

higher revenue contribution from France, UK & Enterprise compared to last year

enterprise: +1.9%*
- lower legacy transfer to IP than expected
- higher contribution from services still posting very high growth

rest of the world: +6.3%*
- sustained growth of mobile customers and revenues despite higher competition and regulation
- iPhone launched in 25 countries

Poland: 0.0%*
- #1 position maintained in mobile in value market share despite increasing competition
- slowdown of fixed decrease driven by higher ADSL base and new services adoption (IPTV & VoIP)

2008
Group revenue split
by country / activity



43%
14%
11%
15%
7%
10%

France: +1.9%*
- high net adds in internet BB thanks to "Net" offerings & satellite offer
- fixed retail line loss divided by 2
- strong mobile growth driven by contract base increase, data offers adoption & iPhone success

UK: +5.3%*
- Orange performance ranked as n°2 in mobile thanks to the success of the value strategy implemented
- development of LLU for internet customers

Spain: +0.9%*
- mobile market share increase in a slowing market
- success of triple play offer with a take-off of VoIP and IPTV

* YoY revenue growth on a comparable basis

second year of GOM rate stabilization, in spite of specific items impacting 2H performance

evolution of GOM

in billions of euros and in % of revenue



+530m€
(+3%)
18.5
19.1
18.9
19.4
35.9%
36.1%
36.3%
36.3%
2006 CB
2007A
2007 CB
2008A

A: actual CB: comparable basis

quarterly GOM rate evolution YoY*



+0.4 pt
+0.3 pt
-0.6 pt
-0,1 pt
1Q
2Q
3Q
4Q

insight

- as expected GOM rate stabilized in a difficult environment
- 2H GOM affected by specific items:
  - regulatory impact (Chatel law, wholesale, end of subscription fee increase)
  - investments to support future growth (iPhone, content)
- 4Q08 margin rate almost stabilized thanks to better performance in UK, Spain, and Enterprise

* on a comparable basis

third consecutive year of cash flow increase allowing to strengthen the balance sheet and increase the dividend

organic cash flow generation


in billions of euros
6.9
7.8
8.0
2006*
2007
2008

* excluding pages jaunes

net debt evolution


in billions of euros
net debt / GOM
38.0
35.9
1.99*
1.85*
2007
2008

* net debt / EBITDA at 1.99 in 07 and 1.96 in 08

stakeholder remuneration

- FY08 dividend increase to 1.4€ (+7.7% vs 07)
  - dividend balance of 0.8€ per share
  - payment date** : June 30th, 2009
  - option granted to shareholders to receive 50% of the dividend balance amount in shares
- free shares will be allocated to employees representing €244 million
- negotiations with employee representatives for an additional profit-sharing plan

** ex dividende date : June 2nd

agenda

1 FY08 Group highlights

2 FY08 results

3 performance by business

4 outlook & cash policy

08 underlying revenue growth at the high end of expectations, supported by personal and enterprise divisions

in millions of euros	2007A	forex impact	perimeter impact	2007CB	2008	change 2008/2007* €m	change 2008/2007* %
Group revenues	52,959	-670	-320	51,970	53,488	+1,518	2.9%
total personal	29,119	-698	-506	27,915	29,477	+1,562	5.6%
personal France	9,998			9,999	10,516	+518	5.2%
personal UK	6,217			5,352	5,689	+337	6.3%
personal Spain	3,404			3,370	3,382	+12	0.4%
personal Poland	2,133			2,301	2,464	+163	7.1%
personal ROW	7,550			7,066	7,573	+507	7.2%
total home	22,671	138	219	23,028	22,951	-77	-0.3%
home France	17,957			18,041	18,071	+30	0.2%
home Poland	2,886			3,092	2,995	-97	-3.1%
home UK	403				311	-36	-10.5%
home Spain	604				736	31	4.3%
home other ROW	1,092				1,168	55	4.9%
total enterprise	7,721	-112	22	7,631	7,778	+147	1.9%
eliminations	-6,552	2	-55	-6,604	-6,718	-	-

* on a comparable basis

GOM increase mainly driven by mobile operations and enterprise

in millions of euros	2007*	in % of revenues	2008	in % of revenues	△%	△ in % pts
Group GOM	18,866	36.3%	19,399	36.3%	2.8%	+0.0 pt
total personal	9,697	34.7%	10,103	34.3%	4.2%	-0.4 pt
personal France	3,863	38.6%	3,920	37.3%	1.5%	-1.3 pt
personal UK	1,164	21.8%	1,302	22.9%	11.8%	+1.1 pt
personal Spain	787	23.4%	815	24.1%	3.6%	+0.7 pt
personal Poland	899	39.1%	927	37.6%	3.0%	-1.5 pt
personal ROW	2,983	42.2%	3,139	41.4%	5.2%	-0.8 pt
total home	7,840	34.0%	7,732	33.7%	-1.4%	-0.3 pt
home France	6,504	36.1%	6,371	35.3%	-2.0%	-0.8 pt
home Poland	1,286	41.6%	1,254	41.9%	-2.5%	+0.3 pt
home ROW	50	2.3%	107	4.9%	113.5%	+2.6 pts
total enterprise	1,332	17.5%	1,564	20.1%	17.4%	+2.6 pts

* on a comparable basis, ie adjusted for forex (-74m€) and perimeter & other impacts (-176m€) at Group level

cost structure containment to support customer investment

evolution of opex

in billions of euros
& in % of revenues

	2007 CB		2008	
labour	8.7	16.8%	8.6	16.0%
interconnection	7.6	14.6%	8.0	14.9%
other IT&N	2.8	5.4%	2.9	5.5%
general, properties and others	5.9	11.3%	5.9	11.0%
GOM pre-commercial & content	27.0	51.9%	28.1	52.6%
commercial expenses & content costs	8.1	15.6%	8.7	16.3%
GOM	18.9	36.3%	19.4	36.3%

- -80bp related to headcount reduction in line with FY08 forecasts
- higher traffic impact related to abundance offers partially offset by MTR cuts
- decreasing other IT&N costs excluding start up costs for new operations (Kenya, Niger, Guinea)
- G&A cost reduction

+0.7pt

- higher commercial expenses to support growth
- increasing handsets' subsidies (specific impact of 3G iPhone)
- content rights purchases

0.0pt

headcount evolution in line with 3-year forecast



190,494*
186,049*
international
84,275
(44%)
- -480* net reduction in 2008 mainly in TP Group
83,795
(45%)
France
106,219
(56%)
- -3,965* net reduction in 2008
– 6,244** departures
– recruitments: +1,778** in critical joblines
102,254
(55%)
end of 07
end of 08
06-08 achievement***
-2,600
-16,800

* active headcount end of period ** permanent headcount *** permanent headcount on NExT perimeter

08 operating income increased by 2.3% excluding disposals of assets in 07

in millions of euros	2007	2008	
gross operating margin (GOM)	19,116	19,399	
employee profit sharing	-359	-319	
share-based payment	-279	-82	
depreciation & amortization	-8,111	-7,776	1
impairment of goodwill & assets	-133	-280	2
disposal of assets	769	11	
restructuring costs	-208	-470	3
associates	4	-211	
operating income	10,799	10,272	

1
- one off depreciation of specific items mainly in France & Spain in 07

2
- depreciation of fixed activities in Spain and closing of French e-commerce activities

3
- France: voluntary departure programs & early retirement plan
- Poland, Spain & UK: more streamlining actions

net income Group share on comparable terms rose by 14%

in millions of euros	2007	2008
operating income	10,799	10,272
financial results	-2,650	-2,987 (4)
tax	-1,330	-2,793 (5)
minority interests	-519	-423
net income Group share	6,300	4,069
gain on asset disposals and result of discontinued activities	-769	-11
impairment of goodwill & associates	26	470
non recurring financial results	0	381
exceptional on deferred tax	-1,141	215
accrual for employees free share program	146	57
net income Group share on comparable terms*	4,561	5,181

(4)
- financial interest decrease from €2.52Bn to €2.39Bn
- Spain liquidity mechanism impact

(5)
- no recognition of French asset differed tax as in 07
- differed tax asset lowered in Spain due to economic situation
- recognition of differed tax due to subsidiaries' holding reorganization in Belgium

+13.6%

* adjusted for main elements impacting the comparability

continued progress of organic cash flow

in millions of euros	2007	2008
gross operating margin (GOM)	19,116	19,399
net interest expense cash out	-2,411	-2,262 (1)
employee profit sharing cash out	-346	-359
income taxes cash out	-791	-878
early retirement plan cash out	-893	-661
restructuring costs cash out	-272	-393
change in Working Capital Requirement	281	199
others (other cash out and non cash items)	-40	-46
net cash provided by operating activities	14,644	14,999
capex	-6,979	-6,867 (2)
licences	-85	-273
increase or decrease due to fixed asset suppliers	125	-76
proceeds from sale of tangible and intangible assets	113	233 (3)
organic cash flow, consolidated	7,818	8,016
o/w organic cash flow, part of the Group	7,072	7,253

(1) in line with debt reduction & average cost of debt of 6.66%

(2) 3G licence acquired in Egypt & Armenia

(3) mainly sales of real estate (towers) in Poland

capex in line with FY guidance

CAPEX evolution and trend

in millions of euros and % of revenue



additional 162m€
Polish Capex to fulfill
privatization obligation
7,012
(13.5%)
6,867
(12.8%)
mobile network
2,435
(35%)
2,232
(32%)
fixed & internet networks
1,825
(26%)
1,815
(26%)
IT&customer service platforms
1,765
(25%)
1,734
(25%)
others
988
(14%)
1,086
(16%)
2007 CB
2008

mobile capex slowdown:

- network optimization in mature countries (3G & 2G)
- sustained 2G networks & services platforms deployment in emerging markets

home capex increase:

- FTTH roll out (131 m€ for the Group in 08)

IT & service platforms

- mainly in mature countries to accompany growth of new services (TV , VoIP, VOD)

others

- real estate operation on technical buildings for 163 m€

net debt decrease yoy: net debt/GOM ratio reduced from 1.99 to 1.85


net debt change
in millions of euros
37,980
-8,016
3,386
1,563
1,104
330
-488
35,859
net debt / GOM 1.99*
net debt / GOM 1.85*
o/w FT España 169m€
o/w TP 486m€
o/w Mobistar 360m€
o/w Sonatel 146m€
o/w ECMS 50m€
o/w Jordan Tel 43 m€
exchange rate variation impact on sterling debt of 1.2bn€
end of 2007
organic cash flow
dividend FY07
interim dividend FY08
minority shareholder remuneration in group subsidiaries
net of acquisitions & disposals
others
end of 2008

* net debt to Ebitda from 1.99 in 07 to 1.96 in 08

debt management: France Telecom manages its future redemptions and benefits from a strong liquidity position

Group liquidity position

in billions of euros



13.9
14.4
credit lines
9.6
9.1
cash*
4.3
5.3
end of 07
end of 08

* including bank overdrafts

insight

- stronger liquidity position as of Dec. 08
  - EUR 14.4 bn vs EUR 13.9 bn in 07
- good refinancing conditions
  - 2008: EUR 4.3bn bond issued at attractive conditions with an average rate of 5.9%
  - 2009 repayments well advanced: easy access to the bond markets with EUR1.3bn issued in Jan & Feb 09 at an average rate of 4.6%

gross debt* repayments at the end of 08

in billions of euros



17.6
4.8
3.9
4.6
3.1
bonds
3.4
3.2
3.7
2.5
16.2
bank loans
& other
2009
2010
2011
2012
>2013

- gross debt excluding TDIRA, Amena price guarantee as of end of december 08 and exclude current refinancing (about €2bn of commercial papers, securitization and bank overdrafts) and derivatives

gross debt structure

Moody's / S&P rating	A3/A-
% of gross debt with a fixed rate	83%
% of gross debt in €	79%
% of gross debt in bonds	77%
average maturity	7.5 years
average cost of debt for 2008	6.66%

2008 Group hedging policy has mitigated negative effects of currency variations on cash flow

in millions of euros	impact of 08 forex rates	08 potential impact without hedging
▪ Group revenues	-645	-645
o/w sterling	-974	-974
o/w zloty	+376	+376
▪ GOM	-49	-148
o/w sterling	-201	-229
o/w zloty	+162	+91
▪ organic cash flow	-28	-79
o/w sterling	-125	-173
o/w zloty	+85	+82

hedging

hedging policy is to limit forex volatility :

- for capex, opex and cash flows through derivatives
- for debt :
  - through natural hedge for currencies in which the Group has assets (ex sterling financial interest hedge naturally sterling organic cash flows)
  - through derivatives for debt in other non-€ currencies

* difference of average forex rate between 2008 & 2007 : of which 0.795 EUR GBP in 2008 and 0.684 in 2007, 3.504 EUR PLN in 2008 and 3.7811 in 2007 (see appendix 1 for sensitivity analysis)

agenda

1 FY08 Group highlights

2 FY08 results

3 performance by business

4 outlook & cash policy

2008 personal France

revenue growth driven by volumes and higher data usages

FY revenues: +5.2% yoy on cb

in millions of euros



9,999
382
-288
-34
323
134
10,516
2007CB
customer base
regulation
voice
non voice
equipment & others
2008

insight

- FY revenue growth excl. regulatory: +8.3%
- revenue growth driven by:
  - customer base increase boosted by Origami and iPhone successes
  - non-voice revenue development: +24%
  - equipment revenue growth mainly driven by 3G handsets sales
- 4Q08 revenues up 5.2%, in line with 9m08

FY GOM: +1.5% yoy on cb

in millions of euros



3,863
3,920
38.6%
37.3%
2007CB
2008

insight

- FY GOM increase (+1.5%) mainly thanks to revenue growth
- GOM rate decrease by 1.3pt,impacted by regulatory decisions and specific items for 2.0pt:
  - iPhone subsidies
  - soccer rights
  - MTR and roaming tariff cuts

2008 personal France

market share improvement thanks to a sustained performance

Orange market share evolution*



in %
46.4
46.4
46.5
46.7
46.8
43.8
43.6
43.5
43.6
43.6
4Q07
1Q08
2Q08
3Q08
4Q08
market share incl. MVNO
market share excl. MVNO

net adds (000s)



859
-21
985
-27
1,278
-303
2006
2007
2008
contract
prepaid

insight

- total market share up by 0.4pt yoy thanks to MVNOs
- customer base increasing by 4% yoy driven by
  - 976k net adds in 08, highest since 3 years
  - strong performance in contract: 67% of the base
  - decreasing net adds in prepaid in line with market trend
- ARPU stable yoy (+3% excl. MTR cuts) with:
  - voice ARPU decrease with development of bundles and abundance offers
  - data growth: non-messaging outgoing
  - data volume x 2.4

annual rolling ARPU evolution



in euros
398
398
data
69
+20%
83
21%
voice
329
316
4Q07
4Q08

* company estimates for 4Q08

2008 home France

stable revenue despite regulatory impacts

revenues: +0.2% yoy on cb

in millions of euros


18,041
-730
626
133
18,071
2007CB
PSTN
internet
carrier & others
2008

insight

- FY revenue performance driven by:
  - stronger growth of internet revenues in 08 vs. 07: +626 vs. +571m€
  - ongoing wholesale growth thanks to continued development of unbundling
- 4Q08 revenue -1% impacted by:
  - end of subscription fee increase (-0.6pt on FY revenue growth)
  - regulatory decisions (wholesale DSL tariffs cuts and Chatel law): -0.3pt on FY growth

GOM: -2% yoy on a comparable basis

in millions of euros


6,504
6,371
36.1%
35.3%
2007CB
2008

insight

- FY GOM in line with expectations, decreasing by 2% due to:
  - regulatory impact (end of subscription fee increase, wholesale DSL tariffs cuts, Chatel law)
  - content purchases
- excluding these elements GOM increase by 3% thanks to lower structural costs and improving processes

2008 home France

ADSL market share stabilization with broadband ARPU up thanks to new services

fixed lines market



in millions
wholesale lines
FT retail lines
2.1%
27.7
2.3
25.5
+2.9
-2.5
28.2
5.2
23.0
+1.8
-1.2
28.8
7.0
21.8
end of 06
enf of 07
end of 08

ADSL market share & customer base



in millions
ADSL market share
naked ADSL
ADSL excl.naked
5.9
49.3%
7.3
49.4%
8.3
49.4%
2006
2007
2008

insight

- Group retail line decrease divided by 2 in one year
- 8% ARPU growth thanks to internet features* development :
  - 69% using VoIP vs 56% last year
  - 23% IPTV : +66% yoy boosted by satellite offer in Q4
- success of pay TV offers with:
  - Orange sport and cinema series channels: 130k customers at the end of dec 08
  - 12m VOD consumed in 08 (vs. 5m in 07) with a catalogue of 4,300 programs

4Q broadband ARPU evolution



in euros
internet features*
access fees
+8%
31.0
8.8
22.2
+22%
33.6
10.7
22.9
4Q 07
4Q 08

* livebox, VoIP, TV contents, applicative network services, customer assistance services

2008 personal UK

increasing profitability

revenues: +6.3% yoy on cb

in millions of euros



5,352
165
-75
112
111
24
5,689
2007CB
customer base impact
regulatory impact
voice
non voice
equipment & others
2008

insight

- FY revenues up by 6.3% yoy thanks to:
  - better mix with contract base up 10%
  - traffic increase: AUPU: +12.7% yoy
  - non voice ARPU revenues up 14% yoy
- 4Q revenue growth flat with deteriorating market conditions
  - voice revenues impacted by lower roaming (-7.7% yoy) and development of lower tariffs and abundance offers
  - decreasing equipment sales with sim only take-off

GOM: +11.8% yoy on cb

in millions of euros



1,164
1,302
21.8%
22.9%
2007CB
2008

insight

- FY GOM rate improvement (+1.1pt yoy)
  - increased customer base and usage both in voice and data
  - partially balanced by higher interconnect costs related to abundance offer adoption

2008 personal UK

strong commercial momentum

annual service revenue growth rate



15
10
5
0
-5
8.0%
1.9%
-0.7%
-2.1%
Q1 07 Q2 07 Q3 07 Q4 07 Q1 08 Q2 08 Q3 08 Q4 08
O2
Orange
Vodafone
T-Mob

customer base mix (000s)



contract
prepaid
2.3%
15,642
15,995
36%
5,610
+10%
6,173
39%
10,032
9,822
end of 07
end of 08

insight

- Orange is n°3 in contract net adds market share in 4Q despite iPhone effect
  - 160k contract net adds in 4Q in line with 3Q
- 3.3m broadband customers end of 08 (x1.9 yoy)
  - 182k dongles sold
- MVNOs ramp up: 408k customers vs 35k yoy
- 2008 non voice ARPU higher across all segments
  - non voice service revenues: 24% of network ARPU revenues vs 22.2% in 4Q07

annual rolling ARPU



in GBP
+3%
sms
non sms
voice
265
272
41
+11%
46
16
+9%
18
207
208
end of 07
end of 08

2008 home UK

in a difficult market, better quality of service and continuous LLU migration of the base

revenues: -10.5% yoy on a comparable basis

in millions of euros



347
-35
-22
20
311
2007CB
broadband
narrowband
other
2008

LLU coverage (in %)



population coverage rate
Orange broadband LLU customer base
21
23
37
40
42
44
35
39
54
56
58
59
1Q07
2Q07
1Q08
2Q08
3Q08
4Q08

insight

- FY revenues decline yoy but
  - fixed voice revenues increase as more customers migrate to home max or home starter offers
- strategy still focused on developing the network and the quality of service
  - complaints to Ofcom regarding Orange have decreased by 80% in 2008

fixed voice customers

in thousands



+235%
40
106
134
dec 07
jun 08
dec 08

2008 personal Spain

positive growth and enhanced profitability in a declining market

revenues: +0.4% yoy on cb

in millions of euros


3,370
+219
-142
-92
+30
-4
3,382
2007CB
customer base impact
regulatory impact
voice
non voice
equipment & others
2008

insight

- FY revenue growth achieved despite regulatory impact and slowdown in 2H due to economic situation:
  - service revenue growth of +1.4% yoy
  - "non-voice" revenues up +7.4% yoy
- positive customer base impact thanks to contract increase (+8% yoy)
- 4Q08 stand-alone revenues are down -1.2%

GOM: +3.6% yoy on cb

in millions of euros


787
815
23.4%
24.1%
2007CB
2008

insight

- in a difficult environment, Orange Spain has improved the GOM margin by +0.7% pt
- GOM increased by +3.6% yoy (+10% excl. regulatory effect) with the main drivers being:
  - contract base development
  - better control of commercial costs with lower handset subsidies and more efficient distribution
  - higher bad debts related to the worsening economic context

2008 personal Spain

increasing customer base & improved mix in a difficult market

quarterly net adds evolution (000s)



170
4
166
123
-130
-7
91
141
-50
49
91
-42
150
27
123
prepaid
contract
Q407
Q108
Q208
Q308
Q408

customer base mix (000s)



contract
prepaid
+2.6%
11,091
11,374
54%
5,956
46%
5,135
6,434
57%
4,940
43%
end of 07
end of 08

insight

- customer base increase (+2.6% yoy) with an improved mix and net adds maintained in 4Q
- ARPU trend impacted by:
  - slowdown of voice usage growth (AUPU +5.8% in 08 vs +8.2% in 07)
  - regulatory impact (ARPU increasing by +1% excl. regulatory effect)
- improved data performance with a higher mobile broadband customer base at 3.3 million (x2 yoy)
- continuous progression of MVNO customer base to 533k (x2.3 yoy)

annual rolling ARPU evolution



in euros
data
voice
-3.3%
303
38
265
12.5%
293
39
253
13.4%
4Q07
4Q08

2008 home Spain

sustained ADSL growth fuelled by ULL customer base

revenues: +4.3% yoy on cb

in millions of euros



4.3%
705
736
2007CB
2008
of which broadband revenue
14.6%
341
391
2007CB
2008

ADSL customer base (000s)



non-unbundled
unbundled
-1.1%
1,177
1,164
385
301
792
863
+8.4%
67%
74%
end of 07
end of 08

insight

- strong growth in broadband revenues more than compensating the decline in narrowband
  - 4Q08 revenue growth: +10.5%
- focus on unbundled customers (74% of the base) driving the erosion of bitstream
- high churn level, with regulatory and provisioning issues impacting ADSL base
- broadband ARPU increasing by +2.6% at 29€, benefiting from increased usage of internet features such as VoIP & IPTV

internet features as a % of ADSL base



end of 07
end of 08
26.9%
8.4%
17.6%
8.4%
7.5%
4.6%
VOIP
Livebox
IPTV

personal Poland

growth driven by contract customer base increase and higher usage

revenues: +7.1% yoy cb


in millions of euros
2,301
+139
-84
+53
+36
+20
2,464
2007CB
customer base impact
regulatory impact
voice
non voice
equipment & others
2008

insight

- strong revenue growth in 08 with:
  - reinforced value strategy (contract base +11%)
  - despite strong MTR reduction impact in 2H
- "voice" revenues benefiting from AUPU increase (+11%) driven by new offers
- "non-voice" revenues +16% yoy thanks to:
  - higher broadband customer base (+55% yoy to 4.6 million)
  - >350 k Internet and Business Everywhere users
- Q408 revenues grew by +2.4%

GOM: +3.0% yoy on cb


in millions of euros
+3%
899
39.1%
927
37.6%
2007CB
2008

insight

- GOM increased by 3% yoy fuelled by revenue growth
- lower margin rate mainly due to
  - higher "other & capitalised" costs mainly impacted by significant forex movements in 4Q (such as the euro-based 3G licence costs)
  - higher "interconnect" costs (+15.6%) due to increased abundance offers

2008 personal Poland

number 1 position maintained for value market share

Orange value market share evolution*


in %
34.2
34.0
33.2
32.9
33.0
4Q07
1Q08
2Q08
3Q08
4Q08

customer base mix (000s)


contract
prepaid
14,158
14,182
39%
5,556
+11%
6,168
43%
61%
8,603
8,015
57%
end of 07
end of 08

insight

- #1 position maintained in value market share despite increasing competition from existing & new (4th MNO & MVNOs) players
- strong improvement of contract base now representing 43% of the total base
- stabilized ARPU compared to last year despite regulatory impacts
  - with the 7% increase in data ARPU offsetting the MTR-driven -2% drop in voice ARPU

annual rolling ARPU evolution


in PLN
-0.1%
592
591
data
126
21.3%
135
22.7%
voice
466
457
2007
2008

* company estimate for latest quarter

home Poland

revenue trend benefiting from lower fixed line revenue erosion

revenues: -3.1% yoy cb

in millions of euros



3,092
-277
+41
+138
2,995
2007CB
PSTN
internet
others
2008

insight

- slowdown in revenue decrease in '08 (-3.1%) vs -8.1% in 07
- PSTN: overall number of fixed lines down 644 k in 08
- stronger growth of internet revenues in 08 : +41m€ vs. none in 07
- carrier revenue growth driven by the development of regulated services (bitstream & WLR) and higher international traffic

GOM: -2.5% yoy on cb

in millions of euros



-2.5%
1,286
1,254
41.6%
41.9%
2007CB
2008

insight

- FY GOM rate increase thanks to
  - a lower level of risk assessment provisions which impacted 1H07
  - lower labour opex due to the ongoing reduction in the number of employees
- GOM in absolute value impacted by
  - higher "property" costs due to the sale & lease transaction in 3Q
  - higher forex-related costs in 4Q

2008 home Poland

slowdown of fixed base decrease thanks to better retail retention

total number of fixed lines



in millions
wholesale
retail
-6,8%
9,5
0,6
9,0
9,3
0,7
8,7
9,2
0,8
8,4
9,0
0,9
8,2
8,9
0,9
8,0
4Q07
1Q08
2Q08
3Q08
4Q08

ADSL customer base



in millions
wholesale
retail
+13,5%
2,2
0,1
2,0
2,3
0,2
2,1
2,3
0,2
2,1
2,4
0,3
2,1
2,4
0,3
2,1
4Q07
1Q08
2Q08
3Q08
4Q08

insight

- total number of fixed lines decreased by -6.8% in 08 with fixed line churn slowing down thanks to
  - new tariff plans launched in 2H08 reaching more than 350 k activations
  - launch of free TV (IPTV and DTH) bouquet with ADSL
- the ADSL bitstream market has more than doubled to 348 k customers (with a 28% market share for the Group)

internet feature usage



in % of retail ADSL
end of 07
end of 08
17.2%
24.3%
6.6%
8.0%
2.0%
3.3%
livebox
VOIP
IPTV

2008 personal ROW

sustained growth with continued development of the base

revenues: +7.2% yoy on cb

in millions of euros


7,066
161
76
51
45
41
133
7,573
2007CB
Egypt
Romania
Senegal
Dominicana
Moldova
other
2008

insight

- FY revenues increase mainly driven by:
  - revenue growth in Egypt (+22%), Moldova (+43%) and Senegal (+14%)
  - non voice revenue growth (+17% yoy)
- revenues impacted by regulatory decisions (MTR and roaming cuts): -4pts on FY growth
- 4Q08 revenues up by 5.3% impacted by economic slowdown in some countries observed since 3Q

GOM: +5.2% yoy on cb

in millions of euros


2,983
3,139
42.2%
41.4%
2007CB
2008

insight

- FY GOM increasing (+5.2%) thanks to:
  - revenue growth
  - and despite regulatory impacts
- sustained GOM performance in Egypt (+26.5% yoy at 47% GOM rate) and Moldova (+28% yoy at 56% GOM rate)

2008 personal ROW
mobile customer base increased by 23% yoy

mobile customer base growth


in millions
+23%
44.9
3.6
1.0
1.3
4.3
55.1
end of 07
Egypt
Senegal
Ivory Coast
others
end of 08

mobile customer base


in millions
growth yoy
Cameroon 2.1 +8%
Dominicana 2.4 +16%
Slovakia 2.9 +2%
Belgium 3.5 +3%
Senegal 3.5 +41%
Ivory Coast 4.1 +45%
Romania 10.4 +6%
Egypt 14.3 +33%
other 11.8 +36%

insight

- Middle-East and Africa: +37% customer base increase mostly driven by Egypt, Senegal, Ivory Coast and Madagascar
- 2 new mobile operations launched in 08: Kenya in September and Niger in June
- iPhone launched in almost all countries in 2H : 143k iPhone sold in 2H
- 3G services launched in all European countries, Egypt, Madagascar, Senegal & Botswana

2008 home ROW

revenue performance benefiting from internet base development

revenues: +2.2% yoy on cb

in millions of euros



2,166
-6
3
28
13
1
9
2,214
2007CB
Spain & UK
Jordan
Senegal
Ivory Coast
Mauritius
others
2008

insight

- FY revenues driven by:
  - 7.2% growth in Senegal
  - 7.4% in Ivory Coast mainly driven by wholesale
  - broadband customer base growth

ADSL customer base in Middle East and Africa (000s):

		growth yoy
Cameroon	1	-
Mauritius	6	+24%
Kenya	7	-
Ivory Coast	40	+90%
Senegal	53	+38%
Jordan	98	+66%
Total	205	+66%

insight

- +66% yoy increase of ADSL customer base, mainly driven by Jordan
- broadband launch in Niger and Kenya

2008 enterprise
delivering profitable growth

revenues: +1.9% yoy on cb



in millions of euros
7,631
-178
vs. -375 m€ in 07
131
172
23
7,778
2007CB
business network legacy
advanced business network
extended business services
others
2008

insight

- strong resilience of legacy business (-4.9% vs. -9.3% in FY07)
- continued strong growth in Advanced Business Network (+6.8%), impacted in 4Q08 by price pressure on renegociated contracts
- sustained organic growth in Extended services (+14.6%), well above market and despite high comparable basis with 4Q07

GOM: +17.4% yoy on cb



in millions of euros
1,332
17.5%
1,564
20.1%
2007CB
2008

insight

- GOM margin rate increase for the fifth quarter in a row thanks to:
  - selective approach to business growth
  - continued focus on opex reductions
- GOM margin now at high end of the industry range

2008 enterprise

NExT transformation objective reached thanks to growth in IP and services

transformation & traditional revenues

in %



40
60
46
54
50
50
end of 06
end of 07
end of 08
transformation revenues**
traditional revenues

advanced business network revenue growth

in %



10.9
7.1
6.8
FY06/FY05*
FY07/FY06*
FY08/FY07*

insight

- successful business transformation starting to deliver first results
- over 2bn€ in ICT revenue (x2 v 05). OBS is now a recognised player in network related services market
- awarded "Best Global operator" 3 years in a row and key ISO certifications for its management system quality and process efficiency

extended business services revenue trend

in %



11.1
14.4
14.6
FY06/FY05*
FY07/FY06*
FY08/FY07*

* on a comparable basis ** "transformation" revenue includes Advanced Business Network and Extended Business Services activities

the Group will change its segment reporting to cope with an integrated organization by country, applying IFRS8 principles

from a division to a country segment reporting

	home	personal	enterprise	elim.	total
revenues					
GOM					
operating income					
capex					

	France (1)	UK (1)	Poland (1)	Spain (1)	enterprise	other countries (1) (2)	shared function & corp.	elim.	total
revenues									
EBITDA									
operating income									
capex									

(1) a split will be provided for personal and home activities for the main indicators
(2) revenue will be disclosed for Home and Personal by country

rationale

- France Telecom has achieved its integration by country as announced in the NExT 06-08 plan
- IFRS 8 requires reflecting the new integrated management organization in the segment information
- the Group considers EBITDA more standard than GOM
- new segment reporting and EBITDA indicator will be used in Group finance communication starting 1Q09

a conference call will be organized early in April
to present the new segment reporting principles:
a full historic of financial data and KPIs will be provided

agenda

1 FY08 Group highlights

2 FY08 results

3 performance by business

4 outlook & cash policy

2009 guidance and outlook

the Group has built its forecast based on economic outlook at the end of February

organic cash flow	▪ maintain the level of 2008 organic cash flow (before possible spectrum acquisition) ▪ maintain the level of capex to sales ratio in the range of 12-13% ▪ in case of further deterioration of the economic environment, Capex could be revised downward to preserve cash flow target
operational trends	▪ the group is well equipped to maintain or increase its market share across its footprint ▪ revenues are expected to maintain a growth rate above GDP ▪ reinforced transformation programs to limit GOM rate decline

2009 use of cash

debt

- continue to reduce debt with a net debt/EBITDA* ratio below 2 in order to preserve the Group's financial independence and flexibility
- proactive refinancing to decrease the cost of debt

dividend

- the group intends to maintain a high level of shareholder remuneration in the medium term and will keep a distribution rate above or equal to 45% of its organic cash flow while maintaining a strong liquidity position
- interim dividend level will be decided depending on 1H09 results

* 2008 net debt / EBITDA equals 1.96

appendices

glossary (1)

ADSL market share	• sum of France Telecom ADSL access on the retail market (excluding monoplay usage without high-speed Internet access), the unbundling and ADSL wholesale offers sold to third party operators and Internet access providers (IAPs).
ARPU (Average Revenues Per User)	• for HCS segment: average monthly revenues on the basis of the last twelve months divided by the weighted average number of customers over the same period. • for PCS segment: revenues of the network generated over the last twelve months (excluding revenues from mobile virtual network operators – MVNO) divided by the weighted average number of customers over the same period. • for Internet: connectivity revenues divided by the weighted average number of Internet customers during the same period.
AUPU (Average Usage Per User)	• for PCS segment: total minutes used over the preceding 12 months (outgoing, incoming and roaming calls, excluding the traffic of Mobile Virtual Network Operators) divided by the weighted average number of customers over the same period. AUPU is expressed in minutes as a monthly usage per customer.
CAPEX (CAPital EXpernditures)	• tangible and intangible investments excluding GSM and UMTS licenses and investments through finance lease.
C.B. (Comparable Basis)	• data presented with comparable methods, consolidation and exchange rates are presented for the preceding period.
Churn Rate	• total number of customers who disconnect or are considered to have disconnected from its network, voluntarily or involuntarily (excluding money-back return and fraudulent connections) for the previous 12 months divided by the weighted average number of customers over the same period. – for Personal UK, migrations between contract and prepaid products are included in individual product churn but not in overall churn. Disconnections occurring either during the money-back guaranteed 14-days trial period or due to fraudulent connections are not included in churn. Prepaid customers are considered churned if they have not made any outgoing calls or received less than 4 incoming calls in the last 3 months. – for Personal France, churn includes migrations between contract and prepaid products and those customers upgrading their handsets via an indirect channel as well as prepaid customers are treated as having churned after eight months if they do not recharge their account during this eight-month period.
GOM Gross Operating Margin	• revenues less external purchases, other operating expenses (net of other operating income) and labour expenses. Labour expenses presented in GOM do not include employee profit-sharing or share-based compensation.

glossary (2)

Net Financial debt	▪ gross financial debt (converted at the year end closing rate), less (i) derivative instruments carried in assets for trading, cash flow hedges and fair value hedges, (ii) cash collateral paid on derivative instruments, (iii) cash and cash equivalent and financial assets at fair market value, and (iv) certain deposits paid on specific transactions, and adjusted for the impact of the effective portion of cash flow hedges.
Number of Employees	▪ active employees at end-of-period: number of persons working on the last day of the period, including both permanent and fixed-term contracts.
Mature markets	▪ France, UK, Spain, Switzerland, Belgium, Luxembourg, Poland Fixed
Growing markets	▪ Poland mobile, Botswana, Cameroon, Dominican Republic, Egypt, Equatorial Guinea, Ivory Coast, Jordan, Madagascar, Mali, Mauritius, Mexico, Moldova, Romania, Slovakia, Senegal, Vanuatu, Vietnam, other countries
SACs Subscriber Acquisition Costs	▪ for PCS segment: Sum of the acquisition costs for the handsets sold and the commissions paid to retailers from which are deducted the revenues received from the sale of handsets, for each new customer.
SRC Subscriber Retention Costs	▪ for PCS segment: sum of the acquisition costs for the handset sold and the commission paid to retailers from which are deducted the revenues received from the sale of handset for each customer renewing his contract.
Commercial costs	▪ external purchases including purchase of handset and other products sold, retail fees and commissions and advertising, sponsoring and brand costs
IT&N costs	▪ external purchases including services fees and inter-operator costs, outsourcing fees relating to technical operation and maintenance and IT expenses
Labour costs	▪ wages and employees benefit expenses excluding employee profit sharing and share based compensation costs – net of capitalized costs.

appendix 1
2008 comparable basis impacted by currency variations

in millions of euros	2008 actual	+10% currency variation impact *	-10% currency variation impact *
▪ Group revenues	53,488	1,367	-1,118
o/w sterling	6,024	+669	-548
o/w zloty	5,138	+571	-467
▪ GOM	19,399	+416	-340
o/w sterling	1,242	+138	-113
o/w zloty	2,209	+245	-201
▪ organic cash flow	8,016	+209	-171
o/w sterling	776	+86	-71
o/w zloty	1,162	+129	-106

appendix 2

2007 comparable basis impacted by currency variations

in millions of euros	2007 actual	data weight. avg rate FY07	comparable weight. avg rate FY08	basis forex impact	perimeter impact (*)	2007 in comp. basis in m€
Group Revenues	52,959			-670	-320	51,970
euros	35,519	1,000	1,000	0	-432	35,087
sterling	6,618	0,6842	0,7948	-921	0	5,697
zloty	4,785	3,7811	3,5043	+376	-20	5,141
other	6,037			-125	+132	6,044
GOM	19,116			-74	-176	18,866
euros	13,668	1,000	1,000	0	-167	13,501
sterling	951	0,6842	0,7948	-185	1	767
zloty	2,087	3,7811	3,5043	+157	-14	2,230
other	2,410			-46	4	2,368

appendix 3

2008 personal ROW

country	2008 revenues (m€)	% var yoy cb	2008 subscribers (000s)	% var yoy
Belgium+Lux	1,539	0.6%	3473	3.4%
Switzerland	826	-2.3%	1,543	2.2%
Romania	1,310	6.2%	10,355	5.5%
Slovakia	833	3.6%	2,927	2.2%
Moldova	137	42.6%	1,457	25.6%
Dominicana	414	12.3%	2,401	15.9%
Egypt	894	22.0%	14,331	33.1%
Jordan	180	1.9%	1,608	6.2%
Botswana	76	32.3%	692	25.2%
Cameroon	211	0.5%	2,137	8.1%
Central Africa	6	-	127	-
Equatorial Guinea**	30	4.3%	110	25.4%
Guinea	25	-	618	-
Guinea Bissau	3	-	60	-
Kenya	-	-	360	
Ivory Coast	318	10.8%	4143	44.9%
Madagascar	98	9.4%	2016	55.0%
Mali	247	9.9%	2,757	35.5%
Mauritius**	27	9.8%	239	8.3%
Niger	4	-	166	-
Senegal	430	13.6%	3,537	40.8
Total	7,573	7.2%	55,069	22.7%

* Egypt consolidated at 71.25%
** consolidated at 40%

appendix 4
2008 home ROW

country	2008 revenues (m€)	% var yoy cb	2008 fixed line subscribers (000s)	% var yoy	2008 ADSL subscribers (000s)	% var yoy
Jordan	245	*1.2%*	520	*-7%*	98	*66%*
Ivory Coast	196	*7.4%*	279	*12%*	40	*90%*
Mauritius*	45	*2.7%*	134	*1%*	6	*24%*
Senegal	418	*7.2%*	240	*-11%*	53	*38%*
Kenya	107	*-5.8%*	489		7	
Others	158	*13.6%*	5	-	1	-
Total	1169	4.4%	1,667	37%	206	66%

* consolidated at 40%